Via Facsimile and U.S. Mail
Mail Stop 6010


September 29, 2005



Mr. Kenneth Hamm
Executive Vice President and Chief Operating Officer
First Choice Health Network, Inc.
600 University Street
Suite 1400
Seattle, WA  98101


Re:	First Choice Health Network, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-23998


Dear Mr. Hamm:

      We have reviewed your September 16, 2005 response to our September 2, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Consolidated Financial Statements, page 14

Discontinued Operations

1. We have read your response to prior comment one. We note that you believe that the winding down of your commercial insurance business was an abandonment and that abandonment was the only available method to discontinue the business. Please refer to paragraph 27 of SFAS 144, which in summary states that a long-lived asset to be disposed of other than by sale (for example, by abandonment) shall continue to be classified as held and used until it has been disposed of. Further, as noted in paragraph 27 if a long-lived asset is to be abandoned, paragraphs 41 - 44 shall apply to the disposal group at the date it is disposed of. Based on your response it appears that the business has not been disposed of as a result of not renewing these insurance contracts. Therefore, we continue to believe that until the commercial insurance business has been disposed of or is classified as held for sale it should not be reported as discontinued operations under SFAS 144. Please amend your 2004 10-K and 2005 Forms 10-Q to report this business as continuing operations or advise us further.

Note 3. Redeemable Equity Participation, page 23

2. Based on the redemption provisions described in your response to prior comment two, it appears the triggering events that would cause redemption are solely within the control of First Choice and the classification of this Participation Agreement as temporary equity is not appropriate under EITF Topic D-98. Please amend your 2004 10-K and 2005 Forms 10-Q to classify this amount as permanent equity or tell us why classifying this amount as permanent equity is not appropriate, including authoritative accounting literature relied upon.

      As appropriate, please amend your Form 10-K for the year ended
December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


You may contact Christine Allen, Staff Accountant, at (202) 551-
3652
or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg

Senior Assistant Chief Accountant
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Mr. Kenneth Hamm
First Choice Health Network, Inc.
September 29, 2005
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